Filed Pursuant to Rule 424(b)(3)
Registration No. 333-212639

STRATEGIC STORAGE TRUST IV, INC.

SUPPLEMENT NO. 4 DATED July 20, 2020

TO THE PROSPECTUS DATED APRIL 30, 2020

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust IV, Inc. dated April 30, 2020 and Supplement No. 3 dated July 9, 2020 (which amended and superseded all prior supplements). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering; and
•	an update to the “Our Debt” section of the prospectus.

Status of Our Offering

On January 25, 2017, we sold $7.5 million in Class A shares, or approximately 360,577 Class A shares, to an institutional account investor pursuant to a private offering transaction. On March 17, 2017, our public offering was declared effective.

As previously announced, our board of directors suspended the primary portion of our public offering as of April 30, 2020, although we continued to process subscriptions through May 30, 2020 pursuant to previously disclosed procedures. As of July 17, 2020, we had received gross offering proceeds of approximately $247.8 million, consisting of approximately $125.9 million from the sale of approximately 5.0 million Class A shares, approximately $96.7 million from the sale of approximately 4.0 million Class T shares, and approximately $25.2 million from the sale of approximately 1.1 million Class W shares, including shares issued pursuant to our distribution reinvestment plan. We intend to continue to offer Class A, Class T, and Class W shares in our public offering pursuant to our distribution reinvestment plan. As of July 17, 2020, approximately $847.2 million in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

An Update to the “Our Debt” Section of the Prospectus

On July 9, 2020, we, through four limited partnerships in which certain of our subsidiaries hold a 50% limited partnership interest pursuant to our joint venture arrangement with SmartCentres Real Estate Investment Trust (“SmartCentres REIT”), entered into a master mortgage commitment agreement (the “MMCA”) with SmartCentres Storage Finance LP, an affiliate of SmartCentres REIT (the “SmartCentres Lender”), with an initial maximum available amount of $60 million CAD (the “SmartCentres Financing”). The SmartCentres Financing includes an accordion feature pursuant to which borrowings thereunder may be increased to $120 million CAD subject to certain conditions set forth in the MMCA. The proceeds of the SmartCentres Financing will be used to finance the development and construction of self storage facilities on each of the four properties held jointly with various subsidiaries of SmartCentres REIT and located in Oshawa, Leaside, Bramport, and Vaughan, each in the Greater Toronto Area of Canada (collectively, the “JV Properties”). The SmartCentres Financing is secured by first mortgages on each of the JV Properties.

Amounts outstanding under the SmartCentres Financing bear interest at a variable annual rate equal to the aggregate of: (i) the BA Equivalent Rate, plus (ii) a margin based on the External Credit Rating, plus (iii) a margin under the Senior Credit Facility, each as defined and described further in the MMCA. The total initial interest rate was approximately 3.0%. Such interest accrues monthly and shall initially be capitalized on the outstanding principal balance. Upon a JV Property generating sufficient Net Cash Flow (as defined in the MMCA), the SmartCentres Financing provides for the commencement of quarterly payments of interest.

The SmartCentres Financing matures on May 11, 2021, and may be extended annually as set forth in the MMCA. The borrowings advanced pursuant to the SmartCentres Financing may be prepaid without penalty, subject to certain conditions contained in the MMCA.

The SmartCentres Financing contains customary affirmative and negative covenants, agreements, representations, warranties and borrowing conditions (including a loan to value ratio of no greater than 70% with respect to each JV Property) and events of default, all as set forth in the MMCA. In addition, we serve as a full recourse guarantor with respect to 50% of the SmartCentres Financing.

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